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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2002.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of The Toronto-Dominion Bank dated February 21, 2002.

FORM 6-K
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: November 21, 2002	By "Norie C. Campbell" Name: Norie C. Campbell Title: Associate Vice President

TD Bank Financial Group appoints new leadership team for TD Securities

Toronto, November 21, 2002 — TD Bank Financial Group today announced the appointment of Robert Dorrance as the Chairman and CEO of TD Securities and Michael MacBain as the President of TD Securities, following the decision of Donald A. Wright to step down as Chairman and CEO of TD Securities.

"During his eight years with TD Securities, Don built the wholesale business into a leading force in the securities industry. He recruited a talented team that, under his leadership, have earned a well deserved reputation as client-focussed professionals," said A. Charles Baillie, Chairman and CEO of TD Bank Financial Group.

"Having worked with Don over the past few months, I appreciate the support that he has provided me as we have worked together to develop and implement a revised strategy for TD Securities. With a revised strategy now in place, I understand Don's decision to seek other challenges outside of TD Bank Financial Group," said Ed Clark President and COO and CEO-designate of TDBFG.

Under his new title of Chairman and CEO of TD Securities, Bob Dorrance will continue to lead the institutional equities and investment banking activities, as well as taking on responsibility for private equity. As President of TD Securities, Mike MacBain will be responsible for global foreign exchange and money markets in addition to leadership for global debt capital markets. Both Bob and Mike will report directly to Ed Clark.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and a leading wholesale bank, TD Securities, operating in over 20 locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$309.6 billion in assets, as at July 31, 2002. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For more information:

Dianne Salt
TDBFG Media Relations
416-308-6807

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